JESSICA NGUYEN LAW	2312 Park Avenue #158 Tustin, California 92782 714-234-4982 jessica@jessicanguyenlaw.com

Ms. Pamela Long

Assistant Director

Mr. Chris Ronne

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Allegro Beauty Products, Inc.: Response to Comment Letter Dated May 11, 2017 Regarding Pre-Effective Amendment #2 to Registration Statement on Form S-1 Filed April 27, 2017 (SEC File Number 333-214549)

Dear Ms. Long and Mr. Ronne:

This firm represents Allegro Beauty Products, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter. We write this letter on behalf of the Company in response to your May 11, 2017 letter on behalf of the United States Securities and Exchange Commission (the “Commission”). Based on your comments and the current operational status of the Company, the Company has concurrently filed Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”).

The Company’s sequential response to the comments of the Commission are set forth below:

General

1. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

Rule 8-8 of Regulation S-X requires a registrant to include updated financial statements. More specifically, “when the anticipated effective or mailing date falls within 45 days after the end of the fiscal year, the filing may include financial statements only as current as of the end of the third fiscal quarter; Provided, however, that if the audited financial statements for the recently completed fiscal year are available or become available before effectiveness or mailing, they must be included in the filing.”

The Company takes note of the updating requirements of Rule 8-8 of Regulation S-X. The Company is currently in the process of completing its audits for the year ending March 31, 2017. The audited financial statements are not yet ready, however, the Company will provide these audited financial statements as soon as they are available and include them in an effective registration statement or pre-effective amendment to that registration statement.

Cover Page

2. It is unclear from your disclosures here and elsewhere whether the funds will be released from escrow to the company on a rolling basis or all at one time. Please revise to clarify how and when funds will be released from escrow to you or returned to investors

The Company revised its disclosure here and elsewhere pursuant to Comment #2. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

May 17, 2017

Prospectus Summary

3. You state here that you will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 30 days of the close of the offering. To the extent that the funds will be released from escrow to you prior to the close of the offering, then please revise to state that you will deliver stock certificates. Please revise or advise.

The Company revised its disclosure here and elsewhere pursuant to Comment #3. Please refer to the registration statement filed concurrently herewith as the Amendment.

Risk Factors, page 4

Risks Related to Our Common Stock, page 11

You will not be able to withdraw funds you commit once the Company accepts your subscription agreement.., page 11

4. We note your response to comment 2 of our letter dated March 28, 2017. Your disclosure here suggests that all of the funds will be released from escrow upon closing of the offering. Please revise to clarify whether funds will be released from escrow to the company on a rolling basis or all at one time upon reaching the maximum or at the end of the offering period.

The Company revised its disclosure pursuant to Comment #4. Please refer to the registration statement filed concurrently herewith as the Amendment.

Use of Proceeds, page 18

5. We note your disclosure on page 19 that you are not required to repay any funds advanced by any lenders under any certain circumstances. Please disclose that you are obligated to repay loans in the amount of $41,969 upon the demand of the two former-associates of Ms. Chardi.

The Company revised its disclosure pursuant to Comment #5 to explain the foregoing. Please refer to the registration statement filed concurrently herewith as the Amendment.

6. We note your response to comment 8 of our letter dated March 28, 2017. Please revise to clarify what expenses are included the $30,000 Offering Expenses.

The Company revised its disclosure pursuant to Comment #6. Please refer to the registration statement filed concurrently herewith as the Amendment.

The Offering, page 20

7. Please reconcile disclosure that your escrow agent will release subscription agreements upon written notice that management has accepted a subscription agreement with disclosure that all subscription funds will be held until termination of the offering.

The Company revised its disclosure pursuant to Comment #7. Please refer to the registration statement filed concurrently herewith as the Amendment.

8. We note your disclosure that funds will be released to the company upon completion, termination of withdrawal of the offering. Please revise here and other appropriate places to clarify how and when funds will be returned to investors by your escrow agent. For example, please clarify whether funds will be returned promptly if the offering is terminated or withdrawn.

The Company revised its disclosure pursuant to Comment #8. Please refer to the registration statement filed concurrently herewith as the Amendment.

United States Securities and Exchange Commission

May 17, 2017

Plan of Distribution, page 45

9. Please disclose the effect on the offering of a termination of the escrow agreement by either party and specifically describe what will happen to escrowed funds in the event that the agreement is terminated.

The Company revised its disclosure pursuant to Comment #9. Please refer to the registration statement filed concurrently herewith as the Amendment.

In connection with this letter, the Company hereby acknowledges the following through a separate certification signed by the Company’s President, Ms. Barbara Chardi (a copy of which is attached to this letter):

1.

The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very truly yours,

/s/ Jessica Nguyen Law

________________________

Jessica Nguyen Law

cc

Barbara Chardi

Allegro Beauty Products, Inc.

Attachment to

Jessica Nguyen Law Letter

Dated May 17, 2017

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbara Chardi

Barbara Chardi, President, Chief Executive Officer and

Chief Financial Officer

Allegro Beauty Products, Inc.